Exhibit 99.2

October 30, 2007

Canetic Resources Trust
Canetic Resources Inc.
1900, 255 5th Avenue S.W.
Calgary, Alberta T2P 3G6

Attention:	J. Paul Charron President and Chief Executive Officer

Gentlemen:

Re:    Proposed Business Combination

This letter sets forth the agreement between Penn West Energy Trust ("Penn West"), Penn West Petroleum Ltd. ("Penn West Petroleum"), Canetic Resources Trust ("Canetic") and Canetic Resources Inc. ("CRI") with respect to a proposed transaction (the "Transaction") to combine Penn West and Canetic.

1.     Structure of the Transaction and Exchange Ratio

  Pursuant to the Transaction holders of trust units ("Canetic Units") of Canetic will receive for each Canetic Unit 0.515 of a trust unit ("Penn West Unit") of Penn West.

  In addition, Canetic will declare a special cash distribution of $0.09 per Canetic Unit (the "Special Distribution") payable to holders of Canetic Units on or preceding the effective date (the "Effective Date") of the Transaction.

  Subject to the terms and conditions set forth below, the Transaction will be carried out pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "ABCA").

2.     Transaction Agreement

  Penn West and Canetic, acting reasonably and in good faith, shall negotiate and enter into an agreement ("Transaction Agreement") as soon as reasonably practicable and in any event by December 10, 2007 to implement the Transaction to provide for the merger of Penn West and Canetic and the issue and distribution of Penn West Units and the payment of the Special Distribution to holders of Canetic Units ("Canetic Unitholders") on the basis described in paragraph 1. Penn West and Canetic will work together to achieve mutually agreeable structuring of the Transaction before the execution of the Transaction Agreement, having regard to relevant securities, corporate and trust laws and regulatory, stock exchange, tax and economic considerations. It is intended that the Transaction will be structured to allow Canetic Unitholders to receive Penn West Units on a tax-deferred basis for Canadian and United States income tax purposes. It is also intended, to the extent possible and subject to the terms and conditions below, that the Transaction will be structured to qualify for the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act of 1933, as amended.

  The Transaction Agreement shall contain, in addition to the representations, warranties, covenants, conditions and other terms specified herein, customary representations and warranties by each of Penn West and Canetic in favour of the other, and such other customary terms, covenants and conditions as would be normal for a transaction of this nature on the terms generally proposed herein.

  If the parties fail to execute the Transaction Agreement on or before December 10, 2007, each of Penn West and Canetic shall, subject to applicable law, be entitled, but not obligated, to proceed and require the other party to this agreement to proceed with the Transaction pursuant to the terms and conditions of this agreement.

3.     Governance

  On the Effective Date, the board of directors of Penn West Petroleum will be reconstituted to have 10 members, three of whom will be current directors of CRI and seven of whom will be current directors of Penn West Petroleum.

  On the Effective Date, the senior management of Penn West Petroleum will include:

    William E. Andrew, Chief Executive Officer
    J. Paul Charron, President
    David W. Middleton, Chief Operating Officer
    Richard J. Tiede, Senior Vice President, Business Development
    Thane A. E. Jensen, Senior Vice President, Exploration & Development
    Todd H. Takeyasu, Senior Vice President, Finance — Treasury
    David J. Broshko, Senior Vice President, Finance — Financial Reporting
    Mark P. Fitzgerald, Senior Vice President, Operations
    Eric J. Obreiter, Senior Vice President, Production
    Brian D. Evans, Senior Vice President, General Counsel & Corporate Secretary
    Keith Luft, Senior Vice President, Stakeholder Relations

  The parties' current intention is that Penn West will initially distribute $0.34 per unit per month following the Effective Date.

4.     Employees

  Unless otherwise agreed between Canetic and Penn West, the employment of all employees of Canetic and its subsidiaries and Penn West and its subsidiaries (the "Continuing Employees") will be continued by Penn West Petroleum or CRI or one of their subsidiaries as the case may be. The Continuing Employees, unless their employment is terminated, shall continue their employment on the terms and conditions comparable, in the aggregate, to the terms and conditions on which they are currently employed.

  Penn West and Canetic acknowledge that the Transaction will result in a "change of control" for purposes of the Canetic 2006 unit award incentive plan ("UAIP") and related executive unit award agreements and the Canetic executive employment agreements. The parties agree that upon approval of the Transaction by Canetic Unitholders, and prior to the Effective Date, all outstanding unit entitlements under such plans and agreements shall be paid in Canetic Units to be issued from treasury (and not cash) that will participate in the Transaction on the same basis as the existing Canetic Units.

  Penn West and Canetic acknowledge that the Transaction will not result in a "change of control" or any other form of accelerated vesting for the purposes of the Penn West trust unit rights incentive plan and executive employment or change of control agreements and will not constitute a "change of control" or result in accelerated vesting or payment for the purposes of any other employment or consulting services agreement, incentive, bonus or similar plan.

  The accompanying disclosure letter dated the date hereof and executed by the parties (the "Disclosure Letter") sets forth a bona fide, good faith estimate by Canetic as of September 30, 2007, having regard to the assumptions set forth in the Disclosure Letter, of all obligations of Canetic pursuant to all employment or consulting services agreements, termination, severance and retention plans or policies for severance, termination or bonus payments or any other payments related to any Canetic incentive plan, arising out of or in connection with the Transaction (collectively, the "Canetic Change of Control Payments");

  The Canetic Change of Control Payments shall be paid as soon as is reasonably practicable following the Effective Date.

5.     Canetic Unitholder Approval

  Canetic will, with the co-operation of Penn West, prepare an information circular — proxy statement ("Information Circular") to be mailed to the Canetic Unitholders for the purpose of its unitholder meeting to be called to consider the Transaction and related matters. Each of the parties shall provide the other with all information with respect to itself as may be required for inclusion in the Information Circular and shall indemnify the other for any misrepresentation contained in such information.

6.     Cooperation

  Each of Penn West and Canetic covenants and agrees to do all acts and things and take all steps required to complete the Transaction. Without limiting the generality of the foregoing, each of Penn West and Canetic covenants and agrees to use its commercially reasonable efforts to cause to be fulfilled the conditions precedent to the other party's obligations to complete the Transaction and to not take any action that would cause such conditions not to be fulfilled. Further, and without restricting the generality of the foregoing: (i) each party shall reasonably cooperate with the other party and its tax advisors in structuring the Transaction in a tax effective manner, and assist the other party and its tax advisors in making such investigations and inquiries with respect to such party in that regard, as the other party and its tax advisors shall consider necessary, acting reasonably, provided that such party shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to be received under the Transaction by any of its unitholders or of imposing tax obligations on its unitholders in connection with the Transaction incremental to those contemplated in paragraph 2; and (ii) if the parties are unable to implement the Transaction by way of plan of arrangement, the parties shall cooperate with each other to implement the Transaction by way of a merger whereby Penn West would effectively acquire all or substantially all of the assets of Canetic within approximately the same time periods and on economic terms (including trust unit exchange ratio, payment of the Special Distribution and tax treatment that allows Canetic Unitholders to receive Penn West Units on a tax-deferred basis for Canadian and United States income tax purposes) having consequences to the Canetic Unitholders that are economically equivalent to those contemplated by this agreement (an "Alternative Transaction"), and the parties agree to support the completion of such Alternative Transaction in the same manner as the Transaction and shall otherwise fulfill their respective covenants contained in this agreement in respect of such Alternative Transaction.

  Penn West and Canetic shall use their reasonable commercial efforts to cause the Effective Date to occur on or about January 11, 2008 or as soon thereafter as reasonably practicable and to cause the mailing of the Information Circular to the Canetic Unitholders (the "Mailing Date") to occur as soon as reasonably practicable and in any event by December 28, 2007.

7.     Board Authorizations

  (a)
  The board of directors of Penn West Petroleum (the "Penn West Petroleum Board") has unanimously endorsed the Transaction and approved this agreement, has unanimously determined that the Transaction and this Agreement are in the best interests of Penn West and the Penn West Unitholders, and has, based on the opinion of its financial advisor, unanimously determined that the Transaction is fair, from a financial point of view, to Penn West Unitholders.

  (b)
  The board of directors of CRI (the "Canetic Board") has unanimously endorsed the Transaction and approved this agreement, has unanimously determined that the Transaction and this agreement are in the best interests of Canetic and the Canetic Unitholders, and has, based on the opinion of its financial advisor, unanimously determined that the Transaction is fair, from a financial point of view, to Canetic Unitholders and has resolved unanimously to recommend approval of the Transaction by Canetic Unitholders.

8.     Penn West Conditions

  Penn West's obligation to proceed with the Transaction is subject to the following conditions:

  (a)
  No Material Adverse Change:    No material adverse change shall occur in the affairs, operations or business of Canetic and its subsidiaries, taken as a whole, from and after the date hereof and prior to the Effective Date, and no material adverse change in the financial condition of Canetic and its subsidiaries, taken as a whole, shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the audited consolidated financial statements of Canetic for the fiscal year ending December 31, 2006 or in the unaudited financial statements of Canetic for the fiscal period ending June 30, 2007 (other than a material adverse change resulting from: (i) conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices, royalties, laws or taxes; (ii) general or economic, financial, currency exchange, securities or commodities market conditions; (iii) any matter which was publicly disclosed or which was communicated in writing to Penn West by Canetic prior to the date of this agreement; or (iv) any matter permitted by this agreement, the Disclosure Letter or the Transaction Agreement, or consented to by Penn West) ("Canetic Material Adverse Change").

  (b)
  No Actions:    No act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory or administrative agency or commission by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Penn West, acting reasonably, in either case has had or, if the Transaction was consummated, would result in, a material adverse change within the meaning of paragraphs 8(a) and 9(a), respectively, in the affairs, operations or business of Canetic or Penn West, respectively, or would have a material adverse effect on the ability of the parties to complete the Transaction.

  (c)
  No Material Breach:    Canetic shall not be in material breach of its obligations under this agreement or under the terms of the Transaction Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to cause a Canetic Material Adverse Change or would, or would reasonably be expected to, materially impede completion of the Transaction.

  (d)
  Mailing Date:    The Mailing Date shall occur not later than December 28, 2007.

  (e)
  Approvals:    Penn West and Canetic shall obtain all necessary consents, waivers, permissions and approvals by or from relevant third parties, on terms and conditions satisfactory to Penn West, acting reasonably, including without limitation:

  (i)
  the approval of the unitholders of Canetic required for the Transaction pursuant to the constating documents of Canetic, as applicable, or, if the Transaction is carried out as a plan of arrangement, as required by the Court of Queen's Bench of Alberta (the "Court");

  (ii)
  all applicable regulatory approvals, orders, notices and consents (including, without limitation, under the Competition Act (Canada), the Investment Canada Act (Canada) and those of the Toronto Stock Exchange and New York Stock Exchange (in respect of the listing of the Penn West Units, including those to be issued pursuant to the Transaction, and Canetic convertible debentures to be assumed by Penn West (on the Toronto Stock Exchange only) and, if applicable, with respect to any securityholder approvals) or other securities regulatory authorities), and all applicable statutory or regulatory waiting periods shall have expired or been terminated;

  (iii)
  if required, the approval of the Court; and

  (iv)
  if required, the approval or consent of Penn West's and Canetic's bankers and creditors,

    (collectively, the "Third Party Approvals").

  (f)
  Dissents:    If dissent rights are granted to Canetic Unitholders by the Court in connection with the Transaction, holders of not more than 5% of the issued and outstanding Canetic Units shall have validly exercised rights of dissent in relation to the Transaction;

  (g)
  Debt:    At September 30, 2007, Canetic's Debt shall not exceed $1.75 billion. "Canetic's Debt" means total indebtedness, including long-term debt, bank debt, convertible debentures and working capital deficiency, but excluding hedging obligations.

  (h)
  Status of Parties:    Canetic and Penn West shall each be a "mutual fund trust" within the meaning of the Income Tax Act (Canada) (the "Tax Act") immediately prior to the time of completion of the Transaction, and the completion of the Transaction shall not cause Penn West to cease to be a "mutual fund trust" within the meaning of the Tax Act or cause the tax measures announced by the Minister of Finance (Canada) on October 31, 2006 and contained in Bill C-52 which received royal assent on June 22, 2007 to apply to Penn West before 2011.

  (i)
  Closing:    The Effective Date shall have occurred not later than January 30, 2008 (the "Outside Date").

  (j)
  Representations and Warranties:    The representations and warranties made by Canetic in this agreement and the Disclosure Letter shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this agreement or the Transaction Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Canetic Material Adverse Change or would not, or would not reasonably be expected to, materially impede completion of the Transaction, and Canetic shall have provided to Penn West a certificate of two senior officers certifying such accuracy on the Effective Date; provided that Canetic shall be entitled to cure any breach of a representation and warranty within five business days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

  (k)
  Covenants:    Canetic shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Canetic Material Adverse Change or would not, or would not reasonably be expected to, materially impede completion of the Transaction, and Canetic shall have provided to Penn West a certificate of two senior officers certifying compliance with such covenants; provided that Canetic shall be entitled to cure any breach of a covenant within five business days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

  Penn West may waive, in whole or in part, any of the foregoing conditions at any time on written notice to Canetic. If any of the foregoing conditions are not satisfied or waived, this agreement shall terminate on the earlier of the date the condition was to have been satisfied and the Outside Date save and except for Sections 15, 17 and 18 hereof which shall survive such termination and remain in full force and effect.

9.     Canetic Conditions

  Canetic's obligation to proceed with the Transaction is subject to the following conditions:

  (a)
  No Material Adverse Change:    No material adverse change shall occur in the affairs, operations or business of Penn West and its subsidiaries, taken as a whole, from and after the date hereof and prior to the Effective Date, and no material adverse change in the financial condition of Penn West and its subsidiaries, taken as a whole, shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the audited consolidated financial statements of Penn West for the fiscal year ending December 31, 2006, or in the unaudited consolidated financial statements of Penn West for the fiscal period ending June 30, 2007 (other than a material adverse change resulting from: (i) conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices, royalties, laws or taxes; (ii) general or economic, financial, currency exchange, securities or commodities market conditions; (iii) any matter which was publicly disclosed or which was communicated in writing to Canetic by Penn West prior to the date of this agreement; or (iv) any matter permitted by this agreement or the Transaction Agreement, the Disclosure Letter or consented to by Canetic) ("Penn West Material Adverse Change").

  (b)
  No Actions:    No act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory or administrative agency or commission by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Canetic, acting reasonably, in either case has had or, if the Transaction was consummated, would result in, a material adverse change within the meaning of paragraphs 8(a) and 9(a), respectively, in the affairs, operations or business of Canetic or Penn West or would have a material adverse effect on the ability of the parties to complete the Transaction.

  (c)
  No Material Breach:    Penn West shall not be in material breach of its obligations under this agreement or under the terms of the Transaction Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to cause an Penn West Material Adverse Change or would, or would reasonably be expected to, materially impede completion of the Transaction.

  (d)
  Approvals:    Penn West and Canetic shall obtain all Third Party Approvals on terms and conditions satisfactory to Canetic, acting reasonably.

  (e)
  Dissents:    If dissent rights are granted to Canetic Unitholders by the Court in connection with the Transaction, holders of not more than 5% of the issued and outstanding Canetic Units shall have validly exercised rights of dissent in relation to the Transaction.

  (f)
  Debt:    At September 30, 2007, Penn West's Debt shall not exceed $2.05 billion. "Penn West's Debt" means total indebtedness, including long-term debt, bank debt, convertible debentures and working capital deficiency, but excluding hedging obligations.

  (g)
  Status of the Parties:    Canetic and Penn West shall each be a "mutual fund trust" within the meaning of the Tax Act immediately prior to the time of completion of the Transaction, and the completion of the Transaction shall not cause Penn West to cease to be a "mutual fund trust" within the meaning of the Tax Act or cause the tax measures announced by the Minister of Finance (Canada) on October 31, 2006 and contained in Bill C-52 which received royal assent on June 22, 2007 to apply to Penn West before 2011.

  (h)
  Tax-Deferred Transaction:    The Transaction shall be completed in a manner which results in a tax-deferred exchange of Canetic Units for Penn West Units for Canadian and United States income tax purposes.

  (i)
  Closing:    The Effective Date shall have occurred not later than the Outside Date.

  (j)
  Representations and Warranties:    The representations and warranties made by Penn West in this agreement and the Disclosure Letter shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this agreement or the Transaction Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Penn West Material Adverse Change or would not, or would not reasonably be expected to, materially impede completion of the Transaction, and Penn West shall have provided to Canetic a certificate of two senior officers certifying such accuracy on the Effective Date; provided that Penn West shall be entitled to cure any breach of a representation and warranty within five business days after receipt of written notice thereof from Canetic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

  (k)
  Covenants:    Penn West shall have complied in all material respects with its covenants herein, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Penn West Material Adverse Change or would not, or would not reasonably be expected to, materially impede completion of the Transaction, and Penn West shall have provided to Canetic a certificate of two senior officers certifying compliance with such covenants; provided that Penn West shall be entitled to cure any breach of a covenant within five business days after receipt of written notice thereof from Canetic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

  Canetic may waive, in whole or in part, any of the foregoing conditions at any time on written notice to Penn West. If any of the foregoing conditions are not satisfied or waived, this agreement shall terminate on the earlier of the date the condition was to have been satisfied and the Outside Date save and except for Sections 15, 17 and 18 hereof which shall survive such termination and remain in full force and effect.

10.   Representations and Warranties

  Penn West represents and warrants to and in favour of Canetic and acknowledges that Canetic is relying upon such representations and warranties in connection with the matters contemplated by this agreement:

  (a)
  This agreement has been duly executed and delivered by each of Penn West and Penn West Petroleum and constitutes a legal, valid and binding obligation of each of Penn West and Penn West Petroleum enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

  (b)
  There are not more than 241.5 million Penn West Units issued and outstanding plus not more than 14.5 million Penn West Units issuable pursuant to rights granted under Penn West's trust unit rights incentive plan as of October 31, 2007. Not more than 5.6 million Penn West Units will be issued pursuant to Penn West's proposed acquisition of Vault Energy Trust ("Vault"). If the acquisition of Vault Energy Trust is completed, there will be two issues of Vault convertible debentures assumed by Penn West, namely the 8% convertible debentures in the principal amount of $48,671,000 (conversion price of $82.14 per Penn West Unit) and the 7.2% convertible debentures in the principal amount of $50 million (conversion price of $75.00 per Penn West Unit).

  (c)
  The data and information in respect of Penn West and its assets, reserves, liabilities, business and operations provided by Penn West or its advisors to Canetic or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading in any material respect as at the respective dates thereof. Penn West has no knowledge of any Penn West Material Adverse Change to the oil and gas reserves of Penn West from that disclosed in such data and information.

  (d)
  The information and statements set forth in the information filed by Penn West after December 31, 2006 with any securities commission or similar regulatory authority in compliance, or intended compliance, with applicable securities laws (the "Penn West Public Record") as at the date hereof, as relates to Penn West, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Penn West which is not disclosed in the Penn West Public Record, and Penn West has not filed any confidential material change reports which continue to be confidential.

  (e)
  Penn West's consolidated audited financial statements as at and for the fiscal year ended December 31, 2006 and Penn West's consolidated unaudited financial statements as at and for the six months ended June 30, 2007 (collectively the "Penn West Financial Statements") were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Penn West as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Penn West on a consolidated basis. There has been no material change in Penn West's accounting policies, except as described in the notes to the Penn West Financial Statements, since January 1, 2006.

  (f)
  None of Penn West or its subsidiaries has any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

  (i)
  those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Penn West Financial Statements (the "Penn West Balance Sheet");

    (ii)
    those incurred in the ordinary course of business and not required to be set forth in the Penn West Balance Sheet under GAAP;

    (iii)
    those incurred in the ordinary course of business since the date of the Penn West Balance Sheet and consistent with past practice; and

    (iv)
    those incurred in connection with the execution of this agreement.

  (g)
  Other than has been publicly disclosed, there has not occurred any material spills, emissions or pollution on any property of Penn West or any of its subsidiaries (collectively the "Penn West Parties"), nor have any of the Penn West Parties been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable laws or regulations applicable to the protection of the environment, hazardous substances or public and occupational health and safety (collectively, "Environmental Laws"), any of which might reasonably be expected to cause a Penn West Material Adverse Change. All operations of the Penn West Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to cause a Penn West Material Adverse Change. None of the Penn West Parties is subject to or aware of:

  (i)
  any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

  (ii)
  any demand or notice with respect to the breach of any Environmental Laws applicable to the Penn West Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any hazardous substances, which would reasonably be expected to cause a Penn West Material Adverse Change.

  (h)
  There are no actions, suits or proceedings in existence or pending or, to the knowledge of Penn West or Penn West Petroleum, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect the Penn West Parties or affecting or that would reasonably be expected to affect any of their property or assets at law or equity or before or by any Governmental Authority which action, suit or proceeding involves a possibility of any judgment against or liability of the Penn West Parties which, if successful, would reasonably be expected to cause a Penn West Material Adverse Change, or would significantly impede the ability of the Penn West Parties to consummate the Transaction.

  (i)
  Penn West is a "mutual fund trust" within the meaning of the Tax Act and is a "foreign private issuer" for the purposes of U.S. securities laws.

  (j)
  Penn West is not registered and, to the best of its knowledge, is not required to be registered as an investment company pursuant to the United States Investment Company Act of 1940, as amended, and Penn West was not, in 2006 and prior years, and does not expect to be, in 2007, a "passive foreign investment company" for the purposes of United States tax laws.

  (k)
  To the knowledge of Penn West, Penn West has not withheld from Canetic any material information or documents concerning Penn West or any of its subsidiaries or their respective assets or liabilities during the course of Canetic's review of Penn West and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Canetic by Penn West pursuant hereto contains or will contain an untrue statement of a material fact which is necessary to make the statements herein or therein not misleading.

  Canetic represents and warrants to and in favour of Penn West and acknowledges that Penn West is relying upon such representations and warranties in connection with the matters contemplated by this agreement:

  (a)
  This agreement has been duly executed and delivered by each of Canetic and CRI and constitutes a legal, valid and binding obligation of each of Canetic and CRI enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

  (b)
  There are not more than 235.0 million Canetic Units outstanding plus not more than 4.7 million Canetic Units issuable pursuant awards granted under Canetic's UAIP and related executive and other unit award agreements as of October 31, 2007. Not more than 7.0 Canetic Units will be issued pursuant to Canetic's proposed acquisition of Titan Exploration Ltd. In addition there are outstanding not more than $252 million principal amount of convertible debentures outstanding that, as at the date hereof, can be converted into 10.6 million Canetic Units.

  (c)
  The data and information in respect of Canetic and its assets, reserves, liabilities, business and operations provided by Canetic or its advisors to Penn West or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading in any material respect as at the respective dates thereof. Canetic has no knowledge of any Canetic Material Adverse Change to the oil and gas reserves of Canetic from that disclosed in such data and information.

  (d)
  Except as set forth in the Disclosure Letter, the information and statements set forth in the information filed by Canetic after December 31, 2006 with any securities commission or similar regulatory authority in compliance, or intended compliance, with applicable securities laws (the "Canetic Public Record") as at the date hereof, as relates to Canetic, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Canetic which is not disclosed in the Canetic Public Record, and Canetic has not filed any confidential material change reports which continue to be confidential.

  (e)
  Canetic's consolidated audited financial statements as at and for the fiscal year ended December 31, 2006 and Canetic's consolidated unaudited financial statements as at and for the six months ended June 30, 2007 (collectively the "Canetic Financial Statements") were prepared in accordance with GAAP and fairly present in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Canetic as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Canetic on a consolidated basis. There has been no material change in Canetic's accounting policies, except as described in the notes to the Canetic Financial Statements, since January 1, 2006.

  (f)
  Other than as contemplated by the Disclosure Letter, none of Canetic or its subsidiaries has any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

  (i)
  those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Canetic Financial Statements (the "Canetic Balance Sheet");

  (ii)
  those incurred in the ordinary course of business and not required to be set forth in the Canetic Balance Sheet under GAAP;

  (iii)
  those incurred in the ordinary course of business since the date of the Canetic Balance Sheet and consistent with past practice; and

  (iv)
  those incurred in connection with the execution of this agreement.

  (g)
  Other than has been publicly disclosed, there has not occurred any material spills, emissions or pollution on any property of Canetic or any of its subsidiaries (collectively the "Canetic Parties"), nor have any of the Canetic Parties been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to cause a Canetic Material Adverse Change. All operations of the Canetic Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to cause a Canetic Material Adverse Change. None of the Canetic Parties is subject to or aware of:

    (i)
    any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

    (ii)
    any demand or notice with respect to the breach of any Environmental Laws applicable to the Canetic Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any hazardous substances, which would reasonably be expected to cause a Canetic Material Adverse Change.

  (h)
  There are no actions, suits or proceedings in existence or pending or, to the knowledge of Canetic or CRI, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect the Canetic Parties or affecting or that would reasonably be expected to affect any of their property or assets at law or equity or before or by any Governmental Authority which action, suit or proceeding involves a possibility of any judgment against or liability of the Canetic Parties which, if successful, would reasonably be expected to cause a Canetic Material Adverse Change, or would significantly impede the ability of the Canetic Parties to consummate the Transaction.

  (i)
  Canetic is a "mutual fund trust" within the meaning of the Tax Act and is a "foreign private issuer" for the purposes of U.S. securities laws.

  (j)
  Canetic is not registered and, to the best of its knowledge, is not required to be registered as an investment company pursuant to the United States Investment Company Act of 1940, as amended, and Canetic was not, in 2006 and prior years, and does not expect to be, in 2007, a "passive foreign investment company" for the purposes of United States tax laws.

  (k)
  To the knowledge of Canetic, Canetic has not withheld from Penn West any material information or documents concerning Canetic or any of its subsidiaries or their respective assets or liabilities during the course of Penn West's review of Canetic and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Penn West by Canetic pursuant hereto contains or will contain any untrue statement or a material fact which is necessary in order to make the statements herein or therein not misleading.

11.   Material Changes

  From and after the date of execution of this agreement and ending on the earlier of the Effective Date or the termination of this agreement, each of Penn West and Canetic shall promptly notify the other in writing of any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise.

12.   Mutual Covenants Regarding Non-Solicitation

  (a)
  Each party shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this agreement with respect to any Acquisition Proposal (as defined herein) and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

  (b)
  Neither party shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

  (i)
  solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal;

    (ii)
    enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

    (iii)
    waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

    (iv)
    accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

    provided, however, that notwithstanding any other provision hereof, each party and its officers, directors and advisers may:

    (v)
    enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this agreement, by such party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the confidentiality and standstill agreements dated October 17, 2007 (the "Confidentiality Agreements") entered into between Penn West and Canetic (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other party as set out below), may furnish to such third party information concerning such party and its business, properties and assets, in each case if, and only to the extent that:

    (A)
    the third party has first made a written bona fide Acquisition Proposal which the board of directors of the administrator of such party determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for unitholders of the Receiving Party (as herein defined) than the transaction contemplated by this agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of the administrator of such party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws (a "Superior Proposal"); and

    (B)
    prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such party provides prompt notice to the other party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to the other party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such party shall notify the other party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to the other party, copies of all information provided to such party and all other information reasonably requested by the other party), within 24 hours of the receipt thereof, shall keep the other party informed of the status and details of any such inquiry, offer or proposal and answer the other party's questions with respect thereto; and

    (vi)
    comply with Section 172 of the Securities Act (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

    (vii)
    accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of its administrator shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this agreement as contemplated by paragraph 12(c) and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such party, that the taking of such action is necessary for the board of directors of such party in discharge of its fiduciary duties under applicable laws and such party complies with its obligations set forth in paragraph 12(c) and terminate this agreement in accordance with paragraph 16(e) or (f), as applicable, and concurrently therewith pays the amount required by paragraph 15(a) or 15(b), as applicable, to the other party.

  (c)
  Any party in receipt of a Superior Proposal (a "Receiving Party") shall give the other party (the "Responding Party"), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of the Receiving Party to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Transaction. In addition, during such 72 hour period the Receiving Party shall, and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of this agreement and the Transaction as would enable the Receiving Party to proceed with the Transaction as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend this agreement and the Transaction to provide the holders of Penn West Units or the Canetic Units, as applicable, (the "Receiving Party Securities") with a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the board of directors of the administrator of the Receiving Party prior to the expiry of such 72 hour period, the board of directors of the administrator of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Transaction.

  (d)
  Each party agrees that all information that may be provided to it by the other party with respect to any Superior Proposal pursuant to this Section 12 shall be treated as if it were "Confidential Information" as that term is defined in the Confidentiality Agreements and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreements or in order to enforce its rights under this agreement in legal proceedings.

  (e)
  Each party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 12 applicable to such party. Each party shall be responsible for any breach of this Section 12 by such party's officers, directors, employees, investment bankers, advisers or representatives.

  (f)
  "Acquisition Proposal" means, with respect to Penn West or Canetic, as the case may be, any inquiry or the making of any proposal to such party or its unitholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such party or its unitholders of 20% or more of the voting securities of such party or its subsidiaries; (ii) any acquisition of a substantial amount of assets of such party or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such party or its subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving such party or its subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this agreement or the Transaction or which would or could reasonably be expected to materially reduce the benefits to the other party under this agreement or the Transaction; except that for the purpose of the definition of "Superior Proposal" in paragraph 12(b)(v)(A) above, the references in the definition of "Acquisition Proposal" to "20% or more of the voting securities" shall be deemed to be references to "50% or more of the voting securities", and the references to "a substantial amount of assets" shall be deemed to be references to "all or substantially all of the assets".

13.   Business Activities

  Canetic agrees that during the period from the date of execution of this agreement and ending on the earlier of the Effective Date or the termination of this agreement, except with the written consent of Penn West or Penn West Petroleum, as required by law or as otherwise expressly permitted or specifically contemplated by this agreement, it;

  (a)
  shall conduct its business only in the usual and ordinary course of business and consistent with past practice, and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and become operative by virtue of this agreement or any of the transactions contemplated by this agreement;

  (b)
  shall not except in connection with an internal reorganization of Canetic implemented in conjunction with the Transaction: (i) amend its constating documents; (ii) declare, set aside or pay any distribution or make any other payment (whether in cash, trust units or property) in respect of its outstanding securities other than regular monthly cash distributions of an amount equal to $0.19 per Canetic Unit and any interest payments required to be made on Canetic's outstanding convertible debentures; (iii) except as contemplated pursuant to the Disclosure Letter, issue or agree to issue any trust units, or securities convertible into or exchangeable or exercisable for trust units, or otherwise evidencing a right to acquire trust units, other than the issuance of trust units pursuant to the exercise of currently outstanding rights or grants to acquire trust units, pursuant to the pending acquisition of Titan Exploration Ltd. on the terms previously publicly announced, pursuant to the employee savings plan, pursuant to its distribution reinvestment plan or to employees hired after the date hereof in a manner consistent with past practice; (iv) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities (other than redemptions required pursuant to its declaration of trust or trust indenture, as applicable); (v) split, combine or reclassify any of its trust units; (vi) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

  (c)
  shall not, except as previously disclosed on the Canetic Public Record or previously disclosed to Penn West in writing or otherwise, without prior consultation with and the consent of Penn West, such consent not to be unreasonably withheld, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets having an individual value in excess of $10 million, other than production in the ordinary course of business; (ii) expend or commit to expend more than $10 million individually or $25 million in the aggregate with respect to any capital expenditures except to the extent such expenditures are set forth in the capital budgets disclosed to Penn West or Penn West Petroleum; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Transaction; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof which is not a subsidiary or affiliate of such party, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (v) acquire any assets with an acquisition cost in excess of $10 million individually or $25 million in the aggregate; (vi) incur any indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Transaction; (vii) authorize, recommend or propose any release or relinquishment of any material contract right; (viii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (ix) enter into or terminate any hedges, swaps or other financial instruments or like transactions; or (x) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or Transaction to do any of the foregoing;

  (d)
  shall not make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof;

  (e)
  shall not: (i) grant any officer, director or employee an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers or employees; (iv) amend (other than to permit accelerated vesting of currently outstanding grants of units) any trust unit award or incentive plan or the terms of any outstanding rights thereunder; nor (v) advance any loan to any officer, director or any other party not at arm's length;

  (f)
  shall not adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, trust unit, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangement for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

  (g)
  shall use reasonable commercial efforts to maintain in force its current policies of insurance and will pay all premiums in respect of such insurance policies that become due after the date hereof; and

  (h)
  shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this agreement, which might directly or indirectly interfere or affect the consummation of the Transaction.

  Penn West agrees that during the period from the date of execution of this agreement and ending on the earlier of the Effective Date or the termination of this agreement, except with the written consent of Canetic or CRI, as required by law or as otherwise expressly permitted or specifically contemplated by this agreement, it;

  (a)
  shall conduct its business only in the usual and ordinary course of business and consistent with past practice, and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and become operative by virtue of this agreement or any of the transactions contemplated by this agreement;

  (b)
  shall not: (i) amend its constating documents; (ii) declare, set aside or pay any distribution or make any other payment (whether in cash, trust units, or property) in respect of its outstanding securities other than regular monthly cash distributions of an amount equal to $0.34 per Penn West Unit and any interest payments required to be made on Penn West's outstanding convertible debentures, if any; (iii) issue or agree to issue any trust units, or securities convertible into exchangeable or exercisable for trust units, or otherwise evidencing a right to acquire trust units, other than the issuance of trust units pursuant to the exercise of currently outstanding rights or grants to acquire trust units, pursuant to the pending acquisition of Vault Energy Trust on the terms previously publicly announced, pursuant to the employee savings plan, pursuant to its distribution reinvestment plan or to the employees hired after the date hereof in a manner consistent with past practice; (iv) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities (other than redemptions required pursuant to its declaration of trust or trust indenture, as applicable); (v) split, combine or reclassify any of its trust units; (vi) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

  (c)
  shall not, except as previously disclosed on the Penn West Public Record or previously disclosed to Canetic in writing, or otherwise, without prior consultation with and the consent of Canetic, such consent not to be unreasonably withheld, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets having an individual value in excess of $20 million, other than production in the ordinary course of business; (ii) expend or commit to expend more than $20 million individually or $50 million in the aggregate with respect to any capital expenditures except to the extent that such expenditures are set forth in the capital budgets disclosed to Canetic and CRI; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Transaction; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof which is not a subsidiary or affiliate of such party, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (v) acquire any assets with an acquisition cost in excess of $20 million individually or $50 million in the aggregate; (vi) incur any indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Transaction; (vii) authorize, recommend or propose any release or relinquishment or any material contract right; (viii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (ix) enter into or terminate any hedges, swaps or other financial instruments or like transactions; or (x) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

  (d)
  shall not make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof;

  (e)
  shall not: (i) grant any officer, director or employee an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any "change of control", severance or termination pay policies or arrangements for any directors, officers or employees; (iv) amend any trust unit incentive plan or the terms of any outstanding rights thereunder; nor (v) advance any loan to any officer, director or any other party not at arm's length;

  (f)
  shall not adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, trust unit, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangement for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

  (g)
  shall use reasonable commercial efforts to maintain in force its current policies of insurance and will pay all premiums in respect of such insurance policies that become due after the date hereof; and

  (h)
  shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this agreement, which might directly or indirectly interfere or affect the consummation of the Transaction.

14.   Provision of Information; Access

  From and after the date hereof, each party shall provide the other party and its representatives access, during normal business hours and at such other time or times as Canetic and Penn West may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Canetic or Penn West, as the case may be, all information concerning its business, properties and personnel as Canetic or Penn West may reasonably request, which information shall remain subject to the Confidentiality Agreement, in order to permit Canetic and Penn West to be in a position to expeditiously and efficiently integrate the business and operations of each of Canetic and Penn West immediately upon but not prior to the Effective Date. Without limitation, representatives of each party will be permitted to attend the other's weekly operations meetings. Each party agrees to keep the other fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Canetic and Penn West. Each party shall confer with and obtain the other's approval (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

15.   Damages

  (a)
  If at any time after the execution of this agreement:

  (i)
  the Canetic Board has withdrawn or changed any of its recommendations or determinations referred to in paragraph 7(b) in a manner adverse to Penn West or shall have resolved to do so prior to the Effective Date;

  (ii)
  a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Canetic Unitholders or to Canetic and the Canetic Unitholders do not approve the Transaction or the Transaction is not submitted for their approval, and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Canetic is consummated within six months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made;

  (iii)
  Canetic accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

  (iv)
  Canetic is in breach of any of its covenants made in this agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Canetic Material Adverse Change or materially impedes the completion of the Transaction, and Canetic fails to cure such breach within five business days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

  (v)
  Canetic is in breach of any of its representations or warranties made in this agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Canetic Material Adverse Change or materially impedes the completion of the Transaction, and Canetic fails to cure such breach within five business days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

    (each of the above being a "Penn West Damages Event"), then in the event of the termination of this agreement pursuant to Section 16, Canetic shall pay to Penn West $125 million as liquidated damages in immediately available funds to an account designated by Penn West within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Canetic shall be deemed to hold such funds in trust for Penn West. Canetic shall only be obligated to pay a maximum of $125 million pursuant to this paragraph 15(a). In the event that a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Canetic Unitholders or to Canetic and the Canetic Unitholders do not approve the Transaction or the Transaction is not submitted for their approval; and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Canetic is not consummated within six months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made; then Canetic shall pay to Penn West $5 million, in full satisfaction of, and as a fixed amount for reimbursement of, all expenses, including all third party expenses and costs, of Penn West in relation to the Transaction.

  (b)
  If at any time after the execution of this agreement:

  (i)
  Penn West accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

  (ii)
  Penn West is in breach of any of its covenants made in this agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Penn West Material Adverse Change or materially impedes the completion of the Transaction, and Penn West fails to cure such breach within five business days after receipt of written notice thereof from Canetic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

  (iii)
  Penn West is in breach of any of its representations or warranties made in this agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Penn West Material Adverse Change or materially impedes the completion of the Transaction, and Penn West fails to cure such breach within five business days after receipt of written notice thereof from Canetic (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

    (each of the above being a "Canetic Damages Event"), then in the event of the termination of this agreement pursuant to Section 16, Penn West shall pay to Canetic $125 million as liquidated damages in immediately available funds to an account designated by Canetic within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Penn West shall be deemed to hold such funds in trust for Canetic. Penn West shall only be obligated to pay a maximum of $125 million pursuant to this Section 15(b).

    Each party acknowledges that all of the payment amounts set out in this Section 15 are payments of liquidated damages which are a genuine pre-estimate of the damages which the party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this agreement and are not penalties. Each party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that, the payment of the amount pursuant to this Section 15 is the sole monetary remedy of the party receiving such payment provided, however, that this limitation shall not apply in the event of fraud or willful breach of this Agreement by the party obligated to make such payment. Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this agreement or the Confidentiality Agreements or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

16.   Termination

  This agreement may be terminated at any time prior to the Effective Date:

  (a)
  by mutual written consent of Penn West and Canetic;

  (b)
  as provided in Sections 8 and 9;

  (c)
  by Penn West upon the occurrence of a Penn West Damages Event as provided in paragraph 15(a) provided that in the event of a Penn West Damages Event provided for in paragraph 15(a)(i), this agreement may not be terminated by Penn West unless Canetic Unitholders do not approve the Transaction or the Transaction is not submitted for their approval;

  (d)
  by Canetic upon the occurrence of a Canetic Damages Event as provided in paragraph 15(b);

  (e)
  by Penn West upon the occurrence of a Canetic Damages Event as provided in paragraph 15(b)(i) (in accordance with paragraph 12(b)(vii) and provided Penn West has complied with its obligations set forth in paragraph 12(c)) and the payment by Penn West to Canetic of the amount required by paragraph 15(b); and

  (f)
  by Canetic upon the occurrence of a Penn West Damages Event as provided in paragraph 15(a)(iii) (in accordance with paragraph 12(b)(vii) and provided Canetic has complied with its obligations set forth in paragraph 12(c)) and the payment by Canetic to Penn West of the amount required by paragraph 15(a).

  In the event of the termination of this agreement in the circumstances set out in paragraphs (a) through (f) of this Section 16, this agreement shall forthwith become void and neither party shall have any liability or further obligation to the other party hereunder except with respect to the obligations set forth in Section 15 and each party's obligations in the Confidentiality Agreements, which shall survive such termination.

17.   Confidentiality

  It is the agreed intention of the parties to issue joint or separate press releases disclosing the Transaction contemplated hereby immediately following execution of this agreement and after consultation with each other as to the timing and content of such release(s). Neither party will otherwise make any disclosure of this agreement or its contents to any third parties without the prior written consent of the other party provided however that such disclosure may be made, after consultation with the other party, in response to requirements of applicable law or the policies, rules or requirements of securities regulatory authorities or stock exchanges.

18.   Privacy Matters

  The parties acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of personal information acquired by or disclosed to the parties pursuant to or in connection with this agreement (the "Disclosed Personal Information"). None of the parties shall use the Disclosed Personal Information for any purposes other than those relating to the performance of this agreement and the completion of the Transaction.

19.   Assignment

  Neither this agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party.

20.   No Finder's Fee, Etc.

  Canetic represents and warrants to Penn West that Canetic has not entered into any arrangement whereby Penn West or Canetic will have any liability for financial advisor's, broker's or finder's fees (including without limitation any disbursements, expenses or fairness opinion) in respect of this transaction, except for Canetic's fees to its financial advisors. Canetic will provide to Penn West true and correct copies of its agreements with each of its financial advisors.

  Penn West represents and warrants to Canetic that Penn West has not entered into any arrangement whereby Canetic or Penn West will have any liability for financial advisor's, broker's or finder's fees (including without limitation any disbursements, expenses or fairness opinion) in respect of this transaction, except for Penn West's fees to its financial advisors. Penn West will provide to Canetic true and correct copies of its agreements with each of its financial advisors.

21.   Insurance

  Penn West shall secure director and officer insurance coverage for the current directors and officers of Canetic in a per occurrence coverage amount to be agreed by the parties, acting reasonably, on a trailing liability basis and for a period of six years.

22.   Costs

  Except as set forth in paragraph 15, all fees, costs and expenses incurred in connection with this agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense, whether or not the Transaction is completed.

23.   Obligations

  The obligations of Penn West hereunder are not personally binding upon any trustee or holder of trust units of Penn West and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of the foregoing or the private property of any of the foregoing, but the property of Penn West only shall be bound by such obligations.

  The obligations of Canetic hereunder are not personally binding upon any trustee or holder of trust units of Canetic and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of the foregoing or the private property of any of the foregoing, but the property of Canetic only shall be bound by such obligations.

  If the terms of this agreement are acceptable to Canetic, please sign below on the enclosed duplicate copy of this letter and return the same to Canetic.

Yours truly,		AGREED TO this 30th day of October, 2007

PENN WEST ENERGY TRUST, by Penn West Petroleum Ltd.		CANETIC RESOURCES TRUST, by Canetic Resources Inc.

Per:	/s/ WILLIAM E. ANDREW William E. Andrew President and Chief Executive Officer	Per:	/s/ J. PAUL CHARRON J. Paul Charron President and Chief Executive Officer

Per:	/s/ TODD TAKEYASU Todd Takeyasu Senior Vice President and Chief Financial Officer	Per:	/s/ BRIAN D. EVANS Brian D. Evans Vice-President, General Counsel and Secretary

PENN WEST PETROLEUM LTD.		CANETIC RESOURCES INC.

Per:	/s/ WILLIAM E. ANDREW William E. Andrew President and Chief Executive Officer	Per:	/s/ J. PAUL CHARRON J. Paul Charron President and Chief Executive Officer

Per:	/s/ TODD TAKEYASU Todd Takeyasu Senior Vice President and Chief Financial Officer	Per:	/s/ BRIAN D. EVANS Brian D. Evans Vice-President, General Counsel and Secretary